Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

                January 5, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: M. Hughes Bates

Kayla Roberts

Re:	Santander Drive Auto Receivables LLC

Amendment No. 2 to Registration Statement on Form SF-3

Filed December 15, 2015

File No. 333-206684

Ladies and Gentlemen:

On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 21, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 3 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 3, which has been marked to show the changes from the Registration Statement as filed on December 15, 2015, as well as a clean copy of Amendment No. 3.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 3.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.

We note your revisions in response to prior comment 1 to clarify that only SCUSA as sponsor will make representations and warranties about the receivables and have a repurchase obligation due to a breach of those representations and warranties in certain places, such as on pages 7 and 69 of the prospectus, and reissue. Your prospectus still contains several references to representations and warranties made by the depositor and the depositor’s obligation to repurchase assets due to a breach. For example, we note your statement on page 51 that the asset representations reviewer will be responsible for

January 5, 2016

reviewing receivables for compliance “with the representations and warranties made by the sponsor and the depositor...” and the statement on page 90 that if a breach materially and adversely affects the interests of the issuing entity or the noteholders, “then the depositor will ... repurchase that receivable from the issuing entity...” Please revise these references and make all other necessary conforming revisions throughout the prospectus.

Response

We have made conforming revisions throughout the prospectus to clarify that only SCUSA as sponsor will make representations and warranties about the receivables and have a repurchase obligation due to a breach of those representations and warranties.

The Transfer Agreements and the Administration Agreements

Requests to Repurchase and Dispute Resolution, page 93

2.	We note your revisions at the top of page 94 in response to prior comment 5 that, for transactions in which the initial bona fide offer occurs on or after November 23, 2016, disclosure about repurchase demands will be provided in accordance with Item 1125(h) of Regulation AB. The loan-level reporting requirement for assets that are subject to demand for the auto loan asset class is contained in Item 3(h) of Schedule AL, which is contained in Item 1125 of Regulation AB. Please revise. Please also revise your transaction agreements, including Section 9.24 of the Form of Sale and Servicing Agreement filed as Exhibit 10.1, to incorporate the revised provisions.

Response

We have revised the disclosure on page 94 of the prospectus to indicate that, for transactions in which the initial bona fide offer occurs on or after November 23, 2016, disclosure about repurchase demands will be provided in accordance with Item 3(h) of Schedule AL contained in Item 1125 of Regulation AB. We have added a corresponding provision to section 9.24 of the Form of Sale and Servicing Agreement.

3.	We also note your response to prior comment 8 and reissue. As the Commission intended the dispute resolution requirement to be separate and distinct from the other shelf eligibility requirements, including the asset representations review requirement, the asset representations reviewer’s findings with respect to a receivable should not foreclose an investor from exercising its right to initiate dispute resolution with respect to the repurchase of such receivable. Among other things, this will permit an investor to dispute the asset representations reviewer’s findings or the sufficiency of the asset representations reviewer’s tests. Please revise your disclosure to provide that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

January 5, 2016

Response

We have revised the disclosure on pages 93 and 94 of the prospectus and the correlated provisions in the transaction agreements to delete the statement that “A repurchase request will be deemed to be resolved to the reasonable satisfaction of the requesting party if an Asset Review has been completed with respect to the receivables underlying such request and the findings and conclusions of the asset representations reviewer found no “test fails” with respect to those receivables.” We note that pages 93 and 94 of the prospectus provide that “[a]n investor need not direct an Asset Review to be performed prior to submitting a repurchase request with respect to any receivable or using the dispute resolution proceedings with respect to that receivable. The failure of the investors to direct an Asset Review will not affect whether any investor can pursue dispute resolution. In addition, whether any individual investor voted affirmatively, negatively or abstained in the vote to cause a review will not affect whether that investor can use the dispute resolution proceeding. An investor also will be entitled to refer to dispute resolution a dispute related to any receivable that the asset representations reviewer did not review as well as any receivable that the asset representations reviewer reviewed and found to have failed a test.” Additionally, we have expanded the language in Section 7.5(c) of the Form of Indenture to correspond to such disclosure.

Exhibits

Exhibit 4.1 Form of Indenture

Article VI The Indenture Trustee, page 26

4.	Section 6.2(f) states that the indenture trustee is under no obligation to exercise any of the rights or powers vested in it by this indenture or to take any actions related to the indenture unless the noteholders have provided reasonable security or indemnity. Please revise to clarify both here and in the prospectus, where appropriate, that such contractual provisions will not undermine the indenture trustee’s duties in connection with actions required by the shelf eligibility criteria relating to investor communications, dispute resolution and the asset representations review.

Response

We have revised Section 6.2(f) of the Indenture and the correlated provisions in the prospectus to clarify that the indenture trustee’s obligation to exercise its duties in connection with actions required by the shelf eligibility criteria relating to investor communications and the asset representations reviewer are not subject to the provision of reasonable security or indemnity. We have revised Section 7.5 of the Form of Indenture, Section 9.24 of the Form of Sale and Servicing Agreement and the correlated provisions in the prospectus to clarify that if the indenture trustee fails to exercise its duties in connection with actions required by the shelf eligibility criteria related to dispute resolution because the indenture trustee has declined to take any actions in connection therewith due to the failure of the noteholders to provide reasonable security or indemnity, then an investor may exercise its rights related to dispute resolution directly as the “requesting party.”

If you have any specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312)701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	John Ruckdaschel, Santander Consumer USA

Jeb Ebbot, Santander Consumer USA